UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

February 28, 2025

Date of Report (Date of earliest event reported)

FLAG SHIP ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-42138	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

26 Broadway, Suite 934

New York, New York 10004

(Address of Principal Executive Offices, and Zip Code)

(646)-362-0256

Registrant’s Telephone Number, Including Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, $0.001 par value, and one right	FSHPU	The Nasdaq Stock Market LLC
Ordinary Shares, $0.001 par value	FSHP	The Nasdaq Stock Market LLC
Rights to receive one-tenth (1/10th) of one Ordinary Share	FSHPR	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed, on October 21, 2024, Flag Ship Acquisition Corporation (“Flag Ship” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Great Rich Technologies Limited, a public limited company incorporated under the laws of Hong Kong (“GRT”), and GRT Merger Star Limited, a Cayman Islands company limited by shares and a wholly-owned subsidiary of GRT (“Merger Sub”), pursuant to which Flag Ship will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of GRT.

On February 28, 2025, Flag Ship, GRT and Merger Sub entered into the first amendment to the Merger Agreement (the “First Amendment”) solely to amend Section 10.01 of the Merger Agreement to extend the Outside Date defined thereunder from February 28, 2025 to August 28, 2025.

The foregoing description of the First Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the First Amendment, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

IMPORTANT NOTICES

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Current Report on Form 8-K (this “Report”) is being made in respect of a proposed business combination involving Great Rich Technologies Limited (“GRT” or “Parent”) and Flag Ship Acquisition Corporation (the “Company”). This Report does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the shareholders of GRT and the Company for their consideration. GRT intends to file with the SEC a registration statement on Form F-4 (as may be amended from time to time, the “Registration Statement”) that will include a preliminary prospectus with respect to GRT’s Ordinary Shares and ADSs to be issued in the proposed transaction and a proxy statement of the Company in connection with the merger. After the Registration Statement is declared effective, the Company will mail a definitive proxy statement/prospectus relating to the transaction to its shareholders as of a record date to be established for voting on the proposed transaction. The information in the preliminary proxy statement/prospectus is not complete and may be changed. GRT may not sell the Ordinary Shares referenced in the proxy statement/prospectus until the registration statement on Form F-4 becomes effective. The registration statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the transaction and the other matters to be voted upon at a meeting of the Company’s shareholders to be held to approve the transaction and related matters. This Report does not contain all of the information that should be considered concerning the transaction and other matters and it is not intended to provide the basis for any investment decision or any decision in respect to such matters. The proxy statement/prospectus will be provided to the Company’s shareholders. GRT and the Company also plan to file other documents with the SEC regarding the proposed transaction. This Report is not a substitute for any prospectus, proxy statement or any other document that GRT or the Company may file with the SEC in connection with the proposed transaction. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when they become available) and other documents filed with the SEC without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330.

PARTICIPANTS IN THE SOLICITATION

The Company, GRT and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in respect of the proposed business combination. Information regarding the Company’s directors and executive officers is available in its final prospectus related to its initial public offering dated June 17, 2024, and in its subsequent filings with the SEC. A list of the names of GRT’s directors and executive officers, additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement relating to the transaction with GRT when it becomes available and which can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD LOOKING STATEMENTS

This Current Report on Form 8-K and the exhibits hereto include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance, anticipated financial impacts of the proposed business combination, approval of the business combination transactions by security holders, the satisfaction of the closing conditions to such transactions and the timing of the completion of such transactions.

Such forward-looking statements relate to future events or future performance, but reflect the parties’ current beliefs, based on information currently available. Most of these factors are outside the parties’ control and are difficult to predict. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that may cause such differences include, among other things: (a) the possibility that the business combination does not close or that the closing may be delayed because conditions to the closing may not be satisfied, including the receipt of requisite shareholder and other approvals, the performances of the Company and GRT, and the ability of the Company or, after the closing of the transactions, the combined company, to continue to meet the Nasdaq Stock Market’s listing standards; (b) the reaction of GRT’s licensors, collaborators, service providers or suppliers to the business combination; (c) unexpected costs, liabilities or delays in the business combination transaction; (d) the outcome of any legal proceedings related to the transaction; (e) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination transaction agreement; (f) general economic conditions; (g) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (h) the risk that the business combination disrupts current plans and operations of GRT as a result of the announcement and consummation of the transactions described herein; (i) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of GRT to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in unforeseen delays in the timing of the business combination and negatively impact the attractiveness of the business combination to investors; and (k) other risks and uncertainties indicated from time to time in the final prospectus of the Company relating to its initial public offering filed with the SEC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company. Copies are available on the SEC’s website at www.sec.gov.

The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in the Company’s and GRT’s most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning the Company and GRT, the business combination transactions described herein or other matters and attributable to the Company, GRT, GRT’s shareholders or any person acting on behalf of any of them are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither the Company, GRT, nor GRT’s shareholders undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Item 9.01	Financial Statement and Exhibits.

(d) Exhibits

EXHIBIT INDEX

Exhibit No.	Description
2.1	First Amendment to Merger Agreement dated February 28, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Flag Ship Acquisition Corporation

Dated: March 3, 2025	By:	/s/ Matthew Chen
	Name:	Matthew Chen
	Title:	Chief Executive Officer

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